UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 1, 2015

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐             No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated April 16, 2015
•	Press Release dated April 28, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 1, 2015	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge Inc. to Hold Annual and Special Meeting of Shareholders and Host Webcast to Discuss First Quarter Results May 6

CALGARY, Alberta, April 16, 2015 — Enbridge Inc. (TSX, NYSE: ENB) will hold its Annual and Special Meeting of Shareholders in Toronto, Ontario on Wednesday, May 6, 2015. Earlier in the day, Enbridge will also host a conference call and webcast to discuss 2015 first quarter financial results and provide an update on Company developments.

Annual and Special Meeting of Shareholders

When:	Wednesday, May 6, 2015 1:30 p.m. EDT (11:30 a.m. MDT)

Where:	Four Seasons Hotel Toronto 60 Yorkville Avenue Toronto, Ontario

A live audio webcast of the Annual and Special Meeting will be available at enbridge.com/agmwebcast. A webcast replay will be available on the Company’s website approximately two hours following the event. An Mp3 and transcript will be posted to the website shortly thereafter.

Members of the media interested in attending the meeting in person are asked to please register in advance by calling the Enbridge Media Line at 403-508-6563 or 888-992-0997.

For additional information on the Annual and Special Meeting of Shareholders, including voting and attendance procedures please refer to enbridge.com/agminfo.

First Quarter 2015 Earnings Webcast and Conference Call

When:	Wednesday, May 6, 2015 9:00 a.m. EDT (7:00 a.m. MDT)

Analysts, members of the media and other interested parties can access the call:

Toll-free Dial-in:	1-800-708-4539
International Dial in:	1-847-619-6396
Passcode:	39285337#

Replay Toll-Free Dial:	1-888-843-7419
Replay International Dial:	1-630-652-3042
Replay Passcode:	39285337# (available for 7 days after call)

The call will be a live audio webcast available at enbridge.com/Q1. A webcast replay will be available approximately two hours following the event. An Mp3 and transcript will be posted to the website shortly thereafter.

About Enbridge Inc.

Enbridge, a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past seven years. As a transporter of energy, Enbridge operates, in Canada and the United States, the World’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in more than 2,200 MW (1,600 MW net) of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal facilities. Enbridge employs more than 11,000 people, primarily in Canada and the United States and is ranked as one of Canada’s Top 100 Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Graham White Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: graham.white@enbridge.com	Adam McKnight Investment Community (403) 266-7922 Email: adam.mcknight@enbridge.com

For Immediate Release

Enbridge, TransCanada, Kinder Morgan working together

to evaluate aerial-based pipeline safety technologies

EDMONTON (April 28, 2015) – Three North American pipeline industry leaders – Enbridge Pipelines Inc., TransCanada Corporation, and Kinder Morgan Canada – have signed a Joint Industry Partnership (JIP) agreement to conduct research into aerial-based leak detection technologies, in the interest of enhancing across-the-board pipeline safety.

This partnership illustrates a spirit of collaboration among TransCanada, Kinder Morgan and Enbridge in the continued common pursuit of industry-wide safety and operational excellence. It also demonstrates the partners’ commitment to investing in the leading-edge tools and technologies that can bolster safety and reliability, while at the same time addressing public demands for responsible pipeline development.

The goal of the project is to identify technologies capable of viably detecting small leaks from liquid petroleum pipeline systems to improve pipeline safety. The project is expected to involve laboratory research and field trials to evaluate the feasibility of commercially available aerial-based leak detection technologies, for use with crude oil and hydrocarbon liquids pipelines. The partnership includes a funding commitment from all three companies. Data analysis will be conducted by Alberta Innovates—Technology Futures, and testing will be carried out by project research partner C-FER Technologies (1999) Inc. of Edmonton.

A previous Joint Industry Partnership (JIP) – which was established by TransCanada and Enbridge, and now includes Kinder Morgan – has already yielded groundbreaking leak detection research using a state-of-the-art pipeline simulator known as the External Leak Detection Experimental Research (ELDER) test apparatus.

“We are committed to identify, develop and test new technologies to further progress key areas of pipeline safety, such as leak detection. Through collaboration with committed industry partners, we continue to make important advancements with leak detection technology,” says Kirk Byrtus, Enbridge’s Vice President of Pipeline Control. “This extension to the Joint Industry Partnership is another great example of the pipeline industry connecting to make important advancements with leak detection technology, and we look forward to closely working with our partners, TransCanada and Kinder Morgan.”

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“Pipelines are widely accepted as the safest and most efficient way to transport oil and gas, and TransCanada continues to strive for zero leaks or safety incidents on our pipelines,” says Vern Meier, TransCanada’s Vice President of Pipeline Safety and Compliance. “Joining forces with Kinder Morgan and Enbridge helps us maximize research potential and reach new levels of technological innovation to improve our industry as a whole.”

“Kinder Morgan is pleased to be participating in this project as part of our systematic approach to leak detection, and our fundamental philosophy of continuous improvement and safe operations,” says Dan Carter, Director of Central Region and Control Centre, Kinder Morgan Canada. “We look forward to working collaboratively with TransCanada, Enbridge, C-FER Technologies, and the participating vendors as part of this evaluation process.”

Kinder Morgan, Enbridge, and TransCanada have each committed $200,000 to this partnership agreement. All three companies involved in this partnership agreement will share equally in the new knowledge and advancements that can be applied directly to improve safety and efficiency in their respective operations.

Potential technologies to be tested may include infrared camera-based systems, laser-based spectroscopy systems, and flame ionization detection systems, with sensors suitable for mounting on light aircraft or helicopters. Representatives of Enbridge and C-FER Technologies are currently surveying commercial vendors of these airborne leak detection technologies to validate their feasibility for liquid hydrocarbon pipelines. Project research and trials are expected to begin during the third quarter of 2015.

“The challenge with airborne leak detection systems is not with the aircraft, but with selecting appropriate sensors to detect liquid hydrocarbon leaks before they reach the surface,” says Brian Wagg, Director of Business Development and Planning for C-FER Technologies.

“This program helps operating companies understand which technologies are best suited for detecting these leaks, and will provide vendors with unique information on what leaks actually look like. This information will help those vendors fine-tune their systems to detect leaks with greater reliability.”

Meanwhile, work on the ELDER leak detection project, originally announced in December 2013 by Enbridge and TransCanada, continues at C-FER Technologies’ Edmonton research facility.

Enbridge and TransCanada have each committed $1.6-million to the ELDER project, while Kinder Morgan has committed $1-million. The project has a total funding commitment of more than $6-million.

Engineers from C-FER Technologies, Enbridge and TransCanada performed a series of tests throughout 2014 on four external leak-detection technologies – vapor sensing tubes, fiber-optic distributed temperature sensing (DTS) systems, hydrocarbon-sensing cables and fiber-optic distributed acoustic sensing (DAS) systems. All engineering and test data is shared among committed project partners.

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Since 2013, the ELDER program has carried out four tests, and collected data from the 13 participating vendors, representing hundreds of recorded leaks in the ELDER apparatus. Data analysis is ongoing, but some participating vendors have already reviewed test results with the intention of using them to improve their systems. The ELDER program is expected to continue into 2016.

NOTE TO MEDIA: There is a photo associated with this release. The following caption should be used in association with the photo. Kinder Morgan Canada, TransCanada Corporation, and Enbridge Pipelines Inc. have signed a Joint Industry Partnership (JIP) agreement to evaluate aerial-based leak detection technologies, possibly including forward-looking infrared (FLIR) technology pictured here, for use with crude oil and hydrocarbon liquids pipelines.

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For more information, please contact:

Enbridge Inc.

Graham White

403.508.6563 / 888.992.0997

Graham.white@enbridge.com

TransCanada Corporation

Mark Cooper

403.920.7859 / 800.608.7859

mark_cooper@transcanada.com

Kinder Morgan

Andrew Galarnyk

403.514.6536

Andy_galarnyk@kindermorgan.com

C-FER Technologies

Brian Wagg

Director, Business Development and Planning

780.450.8989 ext. 234

b.wagg@cfertech.com

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